UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO 13D-1(A) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13D-2(A)
                               (AMENDMENT NO. 2)*

                                 Immucor, Inc.
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                   452526106
                                 (CUSIP Number)

                        James F. Rice, Managing Director
                         c/o Aim High Enterprises, Inc.
                         600 Longwater Drive, Suite 204
                               Norwell, MA 02061
                                 (781) 635-1121

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 19, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ().

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                       (Continued on the following pages)

                              (Page 1 of 9 Pages)
----------------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452526106                     13D/A                        PAGE 1 OF 1







--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Kairos Partners, LP (Tax ID:  04-3521249)
        Kairos Partners GP, LLC
        Aim High Enterprises, Inc.
        StoneGate Partners, LLC

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                     (A) [ ]
                                                     (B) x
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC--SEE ITEM 3
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                     [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Kairos Partners, LP is a Delaware limited partnership.
        Kairos Partners GP, LLC is a Delaware limited liability corporation.
        Aim High Enterprises, Inc. is a Delaware corporation.
        StoneGate Partners, LLC is a Massachusetts limited liability corporation.
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                None
NUMBER OF              ---------------------------------------------------------
SHARES                  8       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        584,300 shares--See Item 5
EACH                   ---------------------------------------------------------
REPORTING               9       SOLE DISPOSITIVE POWER
PERSON WITH
                                None
                       ---------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER

                                584,300 shares--See Item 5
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        584,300 shares--See Item 5
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)           [ ]
        Not Applicable.

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.0% (based on 7,277,617 shares of Common Stock outstanding as of January 16, 2001, as reported by the Issuer in its Form 10-Q for the quarter ended November 30, 2000).
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        Kairos Partners, LP--PN
        Kairos Partners GP, LLC--OO (limited liability corporation)
        Aim High Enterprises, Inc.--CO
        StoneGate Partners, LLC--OO (limited liability corporation)
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER:

(a) This Amendment No. 2 relates to the common stock, $.10 par value per share, of Immucor, Inc. (the "Common Stock").

(b) The names and addresses of the principal executive officers of the Issuer are as follows:

        Edward L. Gallup, President and Chief Executive Officer

        Ralph A. Eatz, Senior Vice President - Operations

        Dr. Gioacchhino De Chirico, Director of European Operations and
               President, Immucor Italia S.r.1

        Steven C. Ramsey, Vice President - Chief Financial Officer and
               Secretary

        Patrick Waddy, President of Dominion Biologicals Limited and European
               Finance Director

               Address:     c/o Immucor, Inc.
                            3130 Gateway Drive
                            P.O. Box 5625
                            Norcross, Georgia 30091

ITEM 2.  IDENTITY AND BACKGROUND

1.      (a)  Kairos Partners, LP, ("Kairos") a limited partnership organized under the laws of the State of Delaware.

        (b)  Address:       c/o Aim High Enterprises, Inc.
                            600 Longwater Drive, Suite 204
                            Norwell, MA 02061

        (c)  Principal Business:  Investments

        (d) During the last five years, Kairos has not been convicted in a criminal proceeding.

        (e) During the last five years, Kairos was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2.      (a)  Kairos Partners GP, LLC, a limited liability corporation organized under the laws of the State of Delaware ("Kairos GP"). Kairos GP is the general partner of Kairos.

        (b)  Address:       c/o Aim High Enterprises, Inc.
                            600 Longwater Drive, Suite 204
                            Norwell, MA 02061

        (c)  Principal Business:  Investments

        (d) During the last five years, Kairos GP has not been convicted in a criminal proceeding.

        (e) During the last five years, Kairos GP was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.      (a)  Aim High Enterprises, Inc. jointly controls Kairos GP with
             StoneGate Partners, LLC (see below).

        (b)  Address:       c/o Aim High Enterprises, Inc.
                            600 Longwater Drive, Suite 204
                            Norwell, MA 02061

        (c)  Principal Business:  Investments

        (d) During the last five years, Aim High Enterprises, Inc. has not been convicted in a criminal proceeding.

        (e) During the last five years, Aim High Enterprises, Inc. was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Aim High Enterprises, Inc. is a corporation organized under the laws of the State of Delaware.

4.      (a)  StoneGate Partners, LLC jointly controls Kairos GP with Aim High
             Enterprises, Inc. (see above).

        (b)  Address:       StoneGate Partners, LLC
                            45 Milk Street, 7th Floor
                            Boston, MA 02109

        (c)  Principal Business:  Investments

        (d) During the last five years, StoneGate Partners, LLC has not been convicted in a criminal proceeding.

        (e) During the last five years, StoneGate Partners, LLC was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) StoneGate Partners, LLC is limited liability corporation organized under the laws of the Commonwealth of Massachusetts.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     The amount of funds used in acquiring the Common Stock was $2,353,320.46. The source of these funds was Kairos' current cash equivalent assets (working capital).

ITEM 4.  PURPOSE OF TRANSACTION:

     At the time that Kairos acquired the shares of Common Stock which are reported hereby, such shares were acquired for investment purposes. Kairos reserves the right from time to time to acquire additional shares, or to dispose of some or all of its shares.

        (a)  Not applicable

        (b)  Not applicable

        (c)  Not applicable.

        (d) By letter from Kairos to the Issuer, dated April 9, 2001, a copy of which is attached to this Amendment #2 as Exhibit 99.1, John F. White, Principal of Kairos, requested that the Issuer add a designee of Kairos to the Issuer's Board of Directors. In the event that the Issuer does not respond to Kairos' letter, Kairos may consider other options available to it with respect to possible designees to the Issuer's Board of Directors.

        (e)  Not applicable.

        (f)  See Item (d) above.

        (g)  Not applicable.

        (h)  Not applicable.

        (i)  Not applicable.

        (j)  Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER:

     a) The following table sets forth the aggregate number and percentage (based on 7,277,617 shares of Common Stock outstanding as of January 16, 2001 as reported by the Issuer in its Form 10-Q for the quarter ended November 30,
2000) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of April 19, 2001:


--------------------------------------------------------------------------------
Name                          Shares of Common Stock   Percentage of Beneficial
                              Beneficially Owned       Ownership
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Kairos Partners, LP              584,300                  8.0%
--------------------------------------------------------------------------------
Kairos Partners GP, LLC(1)       584,300                  8.0%
--------------------------------------------------------------------------------
Aim High Partners, Inc.(1)       584,300                  8.0%
--------------------------------------------------------------------------------
StoneGate Partners, LLC(1)       584,300                  8.0%
--------------------------------------------------------------------------------
-----------------------

(1) The reporting person disclaims beneficial ownership of these securities except to the extent of his/its equity interest therein.


(b) Kairos has sole power to vote and to dispose of 584,300 shares of Common Stock, representing 8.0% of the outstanding Common Stock.


         Kairos GP, by virtue of being the general partner of Kairos, may be deemed to have shared power to vote and to dispose of 584,300 shares of Common Stock, representing 8.0% of the outstanding Common Stock.


         Aim High Enterprises, Inc., by virtue of being a joint controller of Kairos GP with StoneGate Partners, LLC, may be deemed to have shared power to vote and to dispose of 584,300 shares of Common Stock, representing 8.0% of the outstanding Common Stock.


         StoneGate Partners, LLC, by virtue of being a joint controller of Kairos GP with Aim High Enterprises, Inc., may be deemed to have shared power to vote and to dispose of 584,300 shares of Common Stock, representing 8.0% of the outstanding Common Stock.

(c) The following is a description of all transaction in shares of Common Stock of the Issuer by the reporting person identified in Item 2 of this Schedule 13D effected from November 20, 2000 to April 19, 2001:


         See Appendix A.


(d)      Not applicable


(e)      Not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER :


         Not applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


     Exhibit 99.1--Letter to Board of Directors of the Issuer regarding Kairos' proposed designee to the Board of Directors of Issuer.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            --------------------------------
                                                      (Date)

                                            --------------------------------
                                                   (Signature)

                                            --------------------------------
                                                  James F. Rice
                                                  Managing Director
                                                  Aim High Enterprises, Inc.


                                   Appendix A

-----------------------------------------------------------------------------------------
Name of                 Date of Purchase         Number of           Purchase or Sale
Shareholder             or Sale                  Shares Purchased    Price Per Share
                                                 or (Sold)
-----------------------------------------------------------------------------------------
Kairos                  11/20/00                 400                 $4.4103
-----------------------------------------------------------------------------------------
Kairos                  11/21/00                 (900)               $(4.6875)
-----------------------------------------------------------------------------------------
Kairos                  11/21/00                 (500)               $(5.25)
-----------------------------------------------------------------------------------------
Kairos                  11/21/00                 (500)               $(4.625)
-----------------------------------------------------------------------------------------
Kairos                  11/21/00                 (100)               $(4.6875)
-----------------------------------------------------------------------------------------
Kairos                  11/21/00                 (400)               $(5.25)
-----------------------------------------------------------------------------------------
Kairos                  11/21/00                 (300)               $(4.875)
-----------------------------------------------------------------------------------------
Kairos                  11/21/00                 (300)               $(4.8125)
-----------------------------------------------------------------------------------------
Kairos                  11/21/00                 (300)               $(4.625)
-----------------------------------------------------------------------------------------
Kairos                  11/21/00                 (200)               $(5.125)
-----------------------------------------------------------------------------------------
Kairos                  11/21/00                 (200)               $(4.8125)
-----------------------------------------------------------------------------------------
Kairos                  11/21/00                 (200)               $(4.6875)
-----------------------------------------------------------------------------------------
Kairos                  11/21/00                 (100)               $(5.3125)
-----------------------------------------------------------------------------------------
Kairos                  11/21/00                 (100)               $(5.1875)
-----------------------------------------------------------------------------------------
Kairos                  11/21/00                 (100)               $(5.0625)
-----------------------------------------------------------------------------------------
Kairos                  11/21/00                 (100)               $(5.00)
-----------------------------------------------------------------------------------------
Kairos                  11/21/00                 (450)               $(4.875)
-----------------------------------------------------------------------------------------
Kairos                  11/21/00                 (100)               $(4.9375)
-----------------------------------------------------------------------------------------
Kairos                  11/22/00                 5,000               $4.2708
-----------------------------------------------------------------------------------------
Kairos                  11/24/00                 500                 $4.4030
-----------------------------------------------------------------------------------------
Kairos                  11/24/00                 (500)               $4.0175
-----------------------------------------------------------------------------------------
Karios                  11/29/00                 6,000               $4.6349
-----------------------------------------------------------------------------------------
Karios                  11/29/00                 1,000               $4.5139
-----------------------------------------------------------------------------------------
Karios                  11/29/00                 1,000               $4.6389
-----------------------------------------------------------------------------------------
Karios                  11/29/00                 500                 $4.5278
-----------------------------------------------------------------------------------------
Kairos                  11/29/00                 100                 $4.5152
-----------------------------------------------------------------------------------------
Kairos                  12/1/00                  2,500               $4.6136
-----------------------------------------------------------------------------------------
Kairos                  12/4/00                  5,000               $4.4474
-----------------------------------------------------------------------------------------
Kairos                  12/4/00                  5,000               $4.26
-----------------------------------------------------------------------------------------
Kairos                  12/4/00                  3,000               $4.3846
-----------------------------------------------------------------------------------------
Kairos                  12/4/00                  3,000               $4.26
-----------------------------------------------------------------------------------------
Kairos                  12/4/00                  2,500               $4.26
-----------------------------------------------------------------------------------------
Kairos                  12/4/00                  2,000               $4.323
-----------------------------------------------------------------------------------------
Kairos                  12/4/00                  1,800               $4.3846
-----------------------------------------------------------------------------------------
Kairos                  12/5/00                  1,900               $4.00
-----------------------------------------------------------------------------------------
Kairos                  12/6/00                  2,500               $4.0723
-----------------------------------------------------------------------------------------
Kairos                  12/18/00                 1,000               $3.8265
-----------------------------------------------------------------------------------------
Kairos                  4/17/01                  900                 $2.5256
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Kairos                  4/18/01                  3,500               $2.4103
-----------------------------------------------------------------------------------------
Kairos                  4/18/01                  3,500               $2.3902
-----------------------------------------------------------------------------------------
Kairos                  4/18/01                  2,500               $2.3902
-----------------------------------------------------------------------------------------
Kairos                  4/18/01                  2,000               $2.4103
-----------------------------------------------------------------------------------------
Karios                  4/18/01                  2,000               $2.4103
-----------------------------------------------------------------------------------------
Karios                  4/18/01                  2,000               $2.4103
-----------------------------------------------------------------------------------------
Karios                  4/18/01                  2,000               $2.4103
-----------------------------------------------------------------------------------------
Karios                  4/18/01                  2,000               $2.4103
-----------------------------------------------------------------------------------------
Karios                  4/18/01                  2,000               $2.3902
-----------------------------------------------------------------------------------------
Karios                  4/18/01                  2,000               $2.3902
-----------------------------------------------------------------------------------------
Karios                  4/18/01                  1,500               $2.46
-----------------------------------------------------------------------------------------
Karios                  4/18/01                  1,500               $2.36
-----------------------------------------------------------------------------------------
Karios                  4/18/01                  800                 $2.3571
-----------------------------------------------------------------------------------------
Karios                  4/18/01                  600                 $2.4737
-----------------------------------------------------------------------------------------

The shares of Common Stock were purchased by Kairos in the over-the-counter market.